Filed by Capri Listco pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capri Listco

Commission File No. 333-256152

AJAX I Announces Effectiveness of Registration Statement and an Annual Meeting Date of August 18, 2021 in Connection with its Proposed Business Combination with Cazoo

London and New York, July 26, 2021 — AJAX I (“AJAX”) (NYSE: AJAX), a publicly traded special purpose acquisition company, today announced that the registration statement on Form F-4 of Capri Listco (the “Registration Statement”) related to AJAX’s previously announced proposed business combination (the “Business Combination”) with Cazoo Holdings Limited (“Cazoo” or “the Company”), the UK’s leading online car retailer, has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement provides important information about AJAX, Cazoo and the Business Combination.

AJAX also has established a record date of June 30, 2021 (the “Record Date”) and a meeting date of August 18, 2021 for its annual general meeting (the “Annual Meeting”) to approve the Business Combination, and has filed its definitive proxy statement relating to the Annual Meeting with the SEC.

The closing of the Business Combination is subject to approval by AJAX’s shareholders, and the satisfaction of other customary closing conditions. The Business Combination is expected to close promptly after the Annual Meeting.

Upon closing, the combined company is expected to list on the New York Stock Exchange with its Class A ordinary shares trading under the new ticker symbol, “CZOO”.

The meeting will be held at 10:00 am Eastern Time, on August 18, 2021 at https://www.cstproxy.com/ajaxi/sm2021 and at the offices of Kirkland & Ellis LLP, 609 Main Street, Suite 4700, Houston, Texas 77002.

AJAX has determined that the meeting will be a hybrid virtual meeting conducted via live webcast in order to facilitate stockholder attendance and participation. To register and receive access to the hybrid virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement.

The AJAX board of directors recommends all stockholders vote “FOR” ALL PROPOSALS in advance of the Annual Meeting by telephone, via the Internet or by signing, dating and returning the proxy card upon receipt by following the easy instructions on the proxy card.

Your Vote FOR ALL Proposals Is Important, No Matter How Many or How Few Shares You Own.

Important Information

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Business Combination, or determined if the Registration Statement is accurate or adequate.

About Cazoo - www.cazoo.co.uk

Cazoo’s mission is to transform the car buying experience for consumers across the UK and Europe by providing better selection, quality, transparency, convenience, flexibility and peace of mind. Cazoo aims to make buying a car no different to any other product online today, where consumers can simply and seamlessly purchase, finance or subscribe to a car entirely online for either delivery or collection, in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, has a highly experienced management team and is backed by some of the leading global technology investors.

About AJAX – www.ajaxcap.com

AJAX is a blank check company whose purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. AJAX was founded by renowned US investor Dan Och in partnership with Glenn Fuhrman and strategic advisors including Steve Ells (founder, Chipotle), Jim McKelvey (co-founder, Square), Kevin Systrom (co-founder, Instagram) and Anne Wojcicki (co-founder, 23andMe).

Additional information and Where to Find It

This communication relates to a proposed business combination among Cazoo, AJAX and Capri Listco (“Listco”). In connection with the proposed business combination Listco has filed a registration statement on Form F-4 that includes a proxy statement of AJAX in connection with AJAX’s solicitation of proxies for the vote by AJAX’s shareholders with respect to the proposed business combination and a prospectus of Listco, which has become effective. The proxy statement/prospectus has been sent to all AJAX shareholders and Listco and AJAX will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination because they contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AJAX and Listco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AJAX may be obtained free of charge from AJAX’s website at https://ajaxcap.com or by written request to AJAX at 667 Madison Avenue, New York, NY 10065 and documents filed by Cazoo may be obtained free of charge from Cazoo’s website at https://www.cazoo.co.uk or by written request to Cazoo at 41-43 Chalton St, Somers Town, London NW1 1JD, United Kingdom.

Participants in Solicitation

AJAX, Listco and Cazoo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AJAX’s shareholders with respect to the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus. Information regarding the directors and executive officers of Ajax is contained in Ajax’s Annual Report on Form 10-K/A for the year ended December 31, 2020, filed with the SEC on May 7, 2021.These filings are available free of charge at the SEC’s web site at www.sec.gov. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Cazoo and the markets in which it operates, and Cazoo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against AJAX, Cazoo, Listco or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of AJAX, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards following the consummation of proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of AJAX or Cazoo as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (10) the possibility that AJAX, Cazoo or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on Cazoo’s business and/or the ability of the parties to complete the proposed business combination; (12) Cazoo’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-4 and the proxy statement/prospectus included therein. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AJAX’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by AJAX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo, AJAX and Listco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Cazoo, AJAX or Listco gives any assurance that any of Cazoo, AJAX or Listco will achieve its expectations.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of AJAX, Listco and Cazoo. While such information and projections are necessarily speculative, AJAX, Listco and Cazoo believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that AJAX, Listco or Cazoo, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future event.

Contacts

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell / Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

AJAX:

Gagnier Communications, Dan Gagnier / Jeff Mathews +1 646-569-5897 / ajax@gagnierfc.com

Investor Relations:

ICR for Cazoo - cazoo@icrinc.com